EXHIBIT 99.10

CONSENT OF MICHAEL P. SHEEHAN

This consent is provided in connection with the filing of the Annual Report on Form 40-F of EMX Royalty Corporation (the “Company”) with the United States Securities and Exchange Commission (the "SEC") and any amendments thereto, and any exhibits or documents incorporated by reference therein (collectively, the "Annual Report"). The Annual Report incorporates by reference, among other things, the Company's Annual Information Form for the year ended December 31, 2024 (the "AIF"), the Company's Management Discussion and Analysis for the year ended December 31, 2024 (the "MD&A"), and the Audited Consolidated Financial Statements of the Company for the years ended December 31, 2024 and 2023, including the notes thereto.
I, Michael P. Sheehan, hereby consent to the use and reference of my name in the Annual Report, including as an expert or "qualified person", and the inclusion and incorporation by reference in the Annual Report, of the information prepared by me, that I supervised the preparation of, or that was reviewed or approved by me that is of a scientific or technical nature and all other references to such information included or incorporated by reference in the Annual Report, including all information of a scientific or technical nature included or incorporated by reference in the Annual Report not otherwise covered by any other named expert therein.
I also consent to such use of my name in and the incorporation by reference of such information contained or incorporated by reference in the Annual Report and exhibits thereto into the Company’s Registration Statements on Form S-8 (File No. 333-213709 and No. 333-275554), as amended or supplemented.
Date:  March 12, 2025

/s/ Michael P. Sheehan

Michael P. Sheehan